Via Facsimile and U.S. Mail
Mail Stop 6010


										August 8, 2005


James H. Chamberlain
Chef Executive Officer, Chief Financial Officer and Director
Xtrana, Inc.
P.O. Box 668
Sedalia, Colorado 80135

Re:	Xtrana, Inc.
	Registration Statement on Schedule 14A
	Amendment No. 2
	Filed July 29, 2005
	File Number 001-14257

	Form 10-K for the year ended December 31, 2004
	File No. 001-14257

Dear Mr. Chamberlain:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Schedule 14A

Background of the Merger, page 17
1. We note your response to comment 5 and your statement that the consideration was based upon the relative values attributed by the parties. Please explain how each party`s value was determined. For example, how did you value your status as a public company?  What was
the value you attributed to your company and what was the value you
attributed to Alpha Innotech?
2. As currently written, it appears that the Board of Directors approved the merger agreement with Alpha Innotech on December 2, 2004 and that the Board also approved the formal engagement of The
Mentor
Group on the same date. If this chronology is accurate, please revise to clarify The Mentor Group`s basis for indicating that there was a high likelihood that the transaction was fair to the stockholders from a financial transaction point of view. If the chronology is not accurate, disclose the date that the Board approved the engagement of The Mentor Group.
3. Also, clarify how The Mentor Group`s belief that there was a high likelihood that the transaction would be deemed fair was communicated to the Board.
4. We note your statement that in approving the transaction the Board relied on discussions with its financial advisors. Please revise to include descriptions of all of the Mentor Group`s discussions with the Board.
5. It appears from your disclosure that The Mentor Group may have begun its due diligence before they were formally engaged. If this is accurate, then disclose the date they began their due diligence and clarify what analyses had been completed when the Board voted to approve the merger and disclose whether the Board was aware of the outcome of these analyses.

Opinion of Financial Advisor to the Board of Directors, page 29
6. We note your response to comment 11. You continue to refer to the conditions, scope limitations and understandings set forth in the engagement letter. If these are the same conditions, limitations and understandings set forth in the discussion, please revise to indicate that they are the same ones identified in the preceding paragraphs.
Otherwise, revise to identify the conditions, limitations and understandings that are set forth in the engagement letter.

Alpha Innotech Business and Financial Information, page 39
7. Please revise to indicate when the latest to expire patent under the DigiOpt agreement is scheduled to expire.

Risk Factors, page 42

Alpha Innotech has a history of operating losses and may incur future losses, page 42
8. We note your response to comment 17 and reissue the comment in part. Please revise to disclose Alpha Innotech`s accumulated deficit.

Financial Statements - Alpha Innotech Corporation - December 31,
2004

Notes to Consolidated Financial Statements, page C-16

2.  Summary of Significant Accounting Policies, page C-16

Revenue Recognition, page C-17
9. We have reviewed your revised disclosure in response our comment
23 of our July 21, 2005 letter. Please clarify in your disclosure what you mean by "primarily" and "generally" in the first sentence of the first paragraph and by "generally" in the fourth paragraph of the second paragraph. To extent that you have other sources of revenue and/or other methods of revenue recognition, please describe and explain them in your disclosure.

7.  Redeemable Convertible Preferred Stock, page C-25
10. We have reviewed your July 28, 2005 response to comment 24. Please provide further analysis of how you concluded that the adjustment to the Series A Preferred did not require you to record a contingent beneficial conversion amount. Specifically address Issue 7 of EITF 00-27 and provide us your calculations.

*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	You may contact James Peklenk at (202) 551-3661 or Jim
Atkinson
at (202) 551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact Albert
Lee
at (202) 551-3654 or me at (202) 551-3715 with any other
questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director

James H. Chamberlain
Xtrana, Inc.
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